           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 6, 1995

                                  $200,000,000

                          WENDY'S INTERNATIONAL, INC.

                 $100,000,000 6.35% NOTES DUE DECEMBER 15, 2005

              $100,000,000 7.00% DEBENTURES DUE DECEMBER 15, 2025
                             ----------------------

     Interest on the 6.35% Notes due December 15, 2005 and the 7.00% Debentures due December 15, 2025 is payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1996. The Notes and the Debentures are not redeemable prior to maturity. The Notes and the Debentures are unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company.

     The 6.35% Notes due December 15, 2005 and the 7.00% Debentures due December 15, 2025, respectively, will be represented by one or more Global Notes (as defined herein) registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes and Debentures in definitive form will not be issued. The Notes and the Debentures will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes and the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes and
Debentures -- Same-Day Settlement and Payment".
                             ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                               INITIAL PUBLIC      UNDERWRITING     PROCEEDS TO
                                             OFFERING PRICE (1)    DISCOUNT (2)    COMPANY (1)(3)
                                             ------------------    ------------    --------------
Per Note..................................       99.823%             0.650%           99.173%
Total.....................................      $ 99,823,000         $650,000       $ 99,173,000
Per Debenture.............................       99.824%             0.875%           98.949%
Total.....................................      $ 99,824,000         $875,000       $ 98,949,000

---------------

(1) Plus accrued interest from December 15, 1995.

(2) The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(3) Before deducting estimated expenses of $340,000 payable by the Company.
                             ----------------------

     The Notes and the Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and the Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about December 19, 1995, against payment therefor in immediately available funds.

                              GOLDMAN, SACHS & CO.
                             ----------------------

          The date of this Prospectus Supplement is December 14, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AND THE DEBENTURES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                                  THE COMPANY

     The description of the business of Wendy's International, Inc. and its subsidiaries (collectively, the "Company" or "Wendy's") is qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) contained elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated by reference herein or therein.

     Wendy's is the third largest quick-service restaurant chain in the world that features hamburgers. As of October 1, 1995, there were 4,587 Wendy's Old Fashioned Hamburgers restaurants, of which 4,138 were located in the United States and 449 were located in 33 other countries. Of these 4,587 restaurants, 3,297 were franchised, and the remainder were operated by the Company. Each Wendy's restaurant offers a relatively standard menu featuring hamburgers and filet of chicken breast sandwiches, which are prepared to order with the customer's choice of condiments. Wendy's menu also includes a salad bar, chili, baked and french fried potatoes, prepared salads, desserts, soft drinks and other non-alcoholic beverages, and a child's meal which features either a small hamburger or chicken nuggets, french fries and a small drink. In addition Wendy's restaurants sell a variety of promotional products on a limited basis. A breakfast menu is available at certain Wendy's restaurants during the morning hours.

                             ACQUISITION OF ALBERTA

     On October 31, 1995, the Company entered into a Share Purchase Agreement with 632687 Alberta Ltd. ("Alberta") and Ronald V. Joyce pursuant to which the Company agreed to acquire from Mr. Joyce all of the outstanding shares of Alberta for 16.45 million shares of a Canadian subsidiary of the Company, which shares are exchangeable for 16.45 million common shares of the Company and which will represent approximately 13.7% of the Company's total outstanding common shares upon consummation of the transaction. Alberta is the parent company of the Tim Hortons restaurant chain. In connection with the transaction, the Company will assume approximately $125 million of indebtedness of Alberta and its subsidiaries and has agreed to repay up to Cdn.$125 million of that indebtedness at or shortly after the consummation of the transaction. The Company also has agreed to use its best efforts to elect Mr. Joyce to the Company's Board of Directors. The completion of the transaction is subject to confirmation that the transaction will be treated as a "pooling of interests" and to the satisfaction of various other conditions. The transaction is expected to be completed in late 1995.

     Tim Hortons is the second largest restaurant chain in Canada, and the largest that specializes in coffee and fresh baked goods such as donuts, muffins, croissants, cookies and fancy desserts. Other products offered include sandwiches and soup. Systemwide sales were Cdn.$603.2 million in 1994 and Cdn.$543.4 million for the first nine months of 1995, an increase of 25% over the comparable period in 1994. As of October 1, 1995, there were more than 1,100 Tim Hortons restaurants in Canada, all but approximately 38 of which were franchisee-operated. There are several versions of Tim Hortons restaurants, including stand-alone units with and without drive-throughs, double drive-throughs, satellite units, kiosks and carts. Alberta and its subsidiaries own or lease a majority of the restaurant locations and lease or sublease them to franchisees. Alberta and its subsidiaries also operate six warehouses that sell and distribute dry goods to all Tim Hortons restaurants. Royalties, rent and warehouse operations comprise the three principal sources of income.

     Management believes that Tim Hortons is an excellent complement to Wendy's because consumers perceive Tim Hortons as delivering outstanding quality. This perception is similar to consumers' perception of Wendy's quality. In addition, the majority of Tim Hortons' sales occur at breakfast and afternoon snack time. In contrast, approximately 74% of Wendy's sales normally occur at lunch and dinner.

     As of December 4, 1995, Wendy's and Tim Hortons had co-developed 32 combination restaurants in Canada and one in the U.S. These restaurants contain separate kitchens for the Wendy's and the Tim Hortons operations, with a shared dining room.

     After the transaction is completed, Tim Hortons will operate as a subsidiary of Wendy's and will execute its existing strategies. There are numerous additional opportunities which will be explored in depth before any decision is made with respect to the future strategic direction of Tim Hortons, such as expansion into the U.S. or into other countries.

                                USE OF PROCEEDS

     The net proceeds to the Company from the offering of the 6.35% Notes due December 15, 2005 (the "Notes") and the 7.00% Debentures due December 15, 2025 (the "Debentures"), after payment of estimated offering expenses and the underwriting discount, will be approximately $197,782,000. The Company intends to use the net proceeds from the sale of the Notes and the Debentures to repay up to approximately $125 million of the indebtedness to be assumed in the contemplated Alberta transaction and for working capital and other corporate purposes. See "Acquisition of Alberta". Prior to such repayment of indebtedness, the net proceeds will be invested by the Company in short-term investments.

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents, current portion of long-term obligations and consolidated capitalization of the Company as of October 1, 1995, and as adjusted to give effect to the sale by the Company of the Notes and the Debentures offered hereby and the application of the estimated net proceeds therefrom, prior to the repayment of any debt, as described under "Use of Proceeds". The table further sets forth the cash and cash equivalents, current portion of long-term obligations and consolidated capitalization of the Company on a pro forma basis as of October 1, 1995, assuming that both this offering and the application of the estimated net proceeds therefrom and the Alberta acquisition had occurred on such date.

                                                                AS OF OCTOBER 1, 1995
                                                    ----------------------------------------------
                                                                    (IN THOUSANDS)
                                                                                |    PRO FORMA
                                                                                |   AS ADJUSTED
                                                                                |   FOR OFFERING
                                                                  AS ADJUSTED   |   AND ALBERTA
                                                     ACTUAL       FOR OFFERING  |  ACQUISITION(1)
                                                    --------      ------------  |  --------------
                                                                                |
Cash and cash equivalents........................   $ 66,259       $  264,041   |    $  159,041
                                                    =========     ===========   |  =============
Current Liabilities:                                                            |
  Current portion of long-term obligations.......   $  7,938       $    7,938   |    $    7,938
                                                    =========     ===========   |  =============
Long-term obligations:                                                          |
  Term debt......................................   $  4,579       $    4,579   |    $    4,579
  7% Convertible Subordinated Debentures, due                                   |
     April 1, 2006 (2)...........................     99,925           99,925   |        99,925
  6.35% Notes due December 15, 2005..............         --          100,000   |       100,000
  7.00% Debentures due December 15, 2025.........         --          100,000   |       100,000
  Capital leases.................................     34,586           34,586   |        34,586
                                                    --------      ------------  |  --------------
          Total long-term obligations............    139,090          339,090   |       339,090
                                                    --------      ------------  |  --------------
Shareholders' equity:                                                           |
  Preferred stock, authorized:                                                  |
     250,000 shares; issued, none................         --               --   |            --
  Common stock, $.10 stated value; authorized:                                  |
     200,000,000 shares; issued: 103,382,000                                    |
     shares, actual, and 119,832,000 shares, pro                                |
     forma.......................................     10,338           10,338   |        11,983
  Capital in excess of stated value..............    190,638          190,638   |       189,925
  Unrealized loss on investments.................         --               --   |        (2,191)
  Retained earnings..............................    577,333          577,333   |       603,414
  Translation adjustments........................      1,732            1,732   |        (1,780)
  Pension liability adjustment...................     (3,279)          (3,279)  |        (3,279)
                                                    --------      ------------  |  --------------
                                                     776,762          776,762   |       798,072
  Treasury stock at cost: 29,000 shares, actual,                                |
     and 129,000 shares, pro forma...............       (166)            (166)  |        (1,735)
                                                    --------      ------------  |  --------------
          Total shareholders' equity.............    776,596          776,596   |       796,337
                                                    --------      ------------  |  --------------
          Total capitalization...................   $915,686       $1,115,686   |    $1,135,427
                                                    =========     ===========   |  =============

---------------
(1) The indebtedness of Alberta and its subsidiaries at the time of the consummation of the Alberta transaction is expected to be $125 million, which is expected to be repaid from the proceeds of this offering. At October 1, 1995, the outstanding indebtedness of Alberta and its subsidiaries was $105 million.

(2) The 7% Convertible Subordinated Debentures are redeemable, with limited exceptions, at the option of the Company on or after April 5, 1996. The conversion price is $12.30 per common share, subject to certain adjustments. On December 13, 1995, the closing price of the Company's common shares on the New York Stock Exchange was $21.125.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected historical consolidated financial information of the Company for each of the past five fiscal years. The selected historical consolidated financial information for the 1990 through 1994 fiscal years has been derived from the Company's audited financial statements, which are incorporated by reference herein. The information for the nine months ended October 2, 1994 and October 1, 1995 is derived from unaudited consolidated financial statements, which are incorporated herein by reference. Such unaudited consolidated financial statements have been prepared on the same basis as the Company's audited financial statements, and the Company believes that such unaudited consolidated financial statements contain all adjustments necessary for a fair presentation of the financial information presented (consisting only of normal, recurring adjustments, except as explained in note 3 to the Company's consolidated financial statements set forth in its Form 10-Q for the fiscal quarter ended October 1, 1995). Interim results are not necessarily indicative of results for the full year.

                                                                                                               NINE MONTHS
                                                                                                                  ENDED
                                                                                                           --------------------
                                                                                                           OCT. 2,     OCT. 1,
                                                 1990        1991      1992(1)       1993        1994        1994        1995
                                               --------    --------    --------    --------    --------    --------    --------
                                                                  (DOLLARS IN MILLIONS, EXCEPT AS INDICATED)   (UNAUDITED)
INCOME STATEMENT DATA:
Retail sales................................   $  922.2    $  962.8    $1,123.9    $1,198.8    $1,256.2    $  940.6    $  992.1
Royalties...................................       80.0        85.5        96.4       104.7       113.6        83.7        91.1
Other.......................................        8.7        11.4        18.2        16.6        28.1        22.0        31.5
                                               --------    --------    --------    --------    --------    --------    --------
        Total revenues......................    1,010.9     1,059.7     1,238.5     1,320.1     1,397.9     1,046.3     1,114.7
                                               --------    --------    --------    --------    --------    --------    --------
Cost of sales...............................      545.7       563.2       662.9       705.7       731.7       547.3       582.9
Company restaurant operating costs..........      261.0       274.3       306.3       319.4       330.5       248.3       258.0
General and administrative expenses.........       76.0        76.1        94.1       102.2       108.2        74.0        84.9
Depreciation and amortization of property
  and equipment.............................       55.1        56.1        61.7        65.6        68.1        50.6        53.8
Interest, net...............................       12.4        12.3        12.4        11.7         9.9         8.0         3.2
                                               --------    --------    --------    --------    --------    --------    --------
        Total costs and expenses............      950.2       982.0     1,137.4     1,204.6     1,248.4       928.2       982.8
                                               --------    --------    --------    --------    --------    --------    --------
Income before income taxes (2)..............       60.7        77.7       101.1       115.5       149.5       118.1       131.9
Income taxes (2)............................       22.1        26.4        36.4        36.2        52.3        42.5        39.9
                                               --------    --------    --------    --------    --------    --------    --------
Net income..................................   $   39.3    $   51.3    $   64.7    $   79.3    $   97.2    $   75.6    $   92.0
                                               ========    ========    ========    ========    ========    ========    ========
BALANCE SHEET DATA:
Current assets..............................   $   98.1    $  175.7    $  162.1    $  178.7    $  200.1    $  194.5    $  138.3
Property and equipment, net.................      569.6       617.1       675.5       707.3       766.3       740.2       825.5
Total assets................................      757.9       880.3       919.5       996.5     1,083.0     1,052.7     1,115.8
Current liabilities.........................      109.0       132.5       128.2       143.3       204.1       189.8       146.0
Long-term obligations.......................      168.1       239.6       233.7       200.6       144.9       148.5       139.1
Shareholders' equity........................      446.8       477.9       528.7       600.8       681.5       665.3       776.6
OTHER OPERATING DATA:
Capital expenditures........................   $   41.7    $   69.4    $  119.6    $  116.6    $  141.5    $   97.9    $  120.9
Company restaurant operating margin (3).....      12.5%       13.0%       13.8%       14.5%       15.4%       15.4%       15.2%
Pre-tax profit margin.......................       6.0%        7.3%        8.2%        8.8%       10.7%       11.3%       11.8%
Total debt/total capitalization.............        27%         33%         31%         25%         18%         18%         15%
Return on average assets (4)................      10.8%       12.3%       13.9%       14.3%       16.3%       15.5%       16.5%
Ratio of earnings to fixed charges..........      2.85x       3.19x       3.82x       4.26x       5.59x       5.80x       7.24x
RESTAURANT DATA:
Total stores at period end:
  Domestic, company.........................        982       1,080       1,117       1,132       1,168       1,151       1,185
  Domestic, franchised......................      2,454       2,408       2,490       2,657       2,826       2,774       2,953
  International, company....................         88          82          91          92          96          95         105
  International, franchised.................        203         234         264         287         321         302         344
                                               --------    --------    --------    --------    --------    --------    --------
        Total...............................      3,727       3,804       3,962       4,168       4,411       4,322       4,587
                                               --------    --------    --------    --------    --------    --------    --------
Avg. sales per domestic restaurant
  (in thousands):
  Company...................................   $    832    $    874    $    924    $    978    $  1,001    $    753    $    766
  Franchised................................        803         843         907         960         982         738         740
  Total domestic............................        811         852         912         966         988         742         747

---------------

(1) Fiscal year 1992 includes 53 weeks.

(2) Fiscal year 1990 reflects a $696 thousand ($.01 per share) extraordinary gain on early extinguishment of debt.

(3) "Company restaurant operating margin" equals retail sales less cost of sales and Company restaurant operating cost divided by retail sales.

(4) Return on average assets is computed using income before income taxes and interest charges.

             SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected pro forma consolidated financial information of the Company for the periods and at the dates indicated. This pro forma selected consolidated financial information gives effect to the contemplated acquisition of Alberta (accounted for as a pooling of interests), as described under "Acquisition of Alberta," as if such transaction had occurred at the beginning of each period indicated. The unaudited pro forma financial information presented does not purport to represent what the Company's financial position or results of operations actually would have been had the aforementioned transaction been completed as of the date or at the beginning of the periods indicated or to project the Company's financial position or results of operations at any future date or for any future period. This information should be read in conjunction with the Company's audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein or incorporated herein by reference.

                                                                                               NINE MONTHS ENDED
                                                  YEAR ENDED JANUARY 1, 1995                    OCTOBER 1, 1995
                                             ------------------------------------     ------------------------------------
                                                                           PRO                                      PRO
                                             COMPANY      ALBERTA(1)      FORMA       COMPANY      ALBERTA(2)      FORMA
                                             --------     ----------     --------     --------     ----------     --------
                                                                                                           (IN MILLIONS)
INCOME STATEMENT DATA:
Retail sales............................     $1,256.2       $ 109.5      $1,365.7     $  992.1       $ 100.0      $1,092.1
Royalties...............................        113.6          13.5         127.1         91.1          12.1         103.2
Other...................................         28.1          66.3          94.4         31.5          58.6          90.1
                                             --------     ----------     --------     --------     ----------     --------
        Total revenues..................      1,397.9         189.3       1,587.2      1,114.7         170.7       1,285.4
                                             --------     ----------     --------     --------     ----------     --------
Cost of sales...........................        731.7          85.8         817.5        582.9          80.2         663.1
Company restaurant operating costs......        330.5           2.4         332.9        258.0           1.9         259.9
General and administrative expenses.....        108.2          90.6(3)      198.8         84.9          66.5(3)      151.4
Depreciation and amortization of
  property and equipment................         68.1           6.4          74.5         53.8           5.5          59.3
Interest, net...........................          9.9           3.3          13.2          3.2           4.9           8.1
Environmental reserves..................         --            --            --           --            11.6(4)       11.6
                                             --------     ----------     --------     --------     ----------     --------
        Total costs and expenses........      1,248.4         188.5       1,436.9        982.8         170.6       1,153.4
                                             --------     ----------     --------     --------     ----------     --------
Income before income taxes..............        149.5           0.8         150.3        131.9           0.1         132.0
Income taxes............................         52.3           0.6(3)       52.9         39.9           0.2(3)       40.1
                                             --------     ----------     --------     --------     ----------     --------
Net income..............................     $   97.2       $   0.2      $   97.4     $   92.0       $  (0.1)     $   91.9
                                             =========    ==========     ========     =========    ==========     ========
Supplemental pro forma adjustment to
  compensation expense (3):
    Reduction in general and
      administrative expenses...........                                 $   28.9                                 $   15.5
    Related income taxes................                                    (12.7)                                    (6.8)
                                                                         --------                                 --------
                                                                             16.2                                      8.7
                                                                         --------                                 --------
Supplemental pro forma net income after
  reduction in compensation expense.....                                 $  113.6                                 $  100.6
                                                                         ========                                 ========

                                                              AT OCTOBER 1, 1995
                                             -----------------------------------------------------
                                                                          PRO FORMA
                                             COMPANY      ALBERTA(5)     ADJUSTMENTS     PRO FORMA
                                             --------     ----------     -----------     ---------
                                                                                   (IN MILLIONS)
BALANCE SHEET DATA:
Current assets..........................     $  138.3       $  47.0         $ (5.2)(6)   $   180.1
Property and equipment, net.............        825.5         118.0            9.4(7)        952.9
Total assets............................      1,115.8         170.3           (5.2)        1,280.9
Current liabilities.....................        146.0         132.6           (3.1)(7)       275.5
Long-term obligations...................        139.1          15.9           --             155.0
Shareholders' equity....................        776.6          21.8           (2.1)(8)       796.3

---------------

(1) Converted to U.S. dollars at the rate of 1.37:1.00, based on the average of daily rates during the fiscal year ended January 1, 1995, as reported in The Wall Street Journal.

(2) Converted to U.S. dollars at the rate of 1.38:1.00, based on the average of daily rates during the nine months ended October 1, 1995, as reported in The Wall Street Journal.

(3) Reflects a contractual reduction in compensation expense payable to an officer of Alberta and related income tax impact. The duties and responsibilities of the officer will remain largely unchanged as a result of the Alberta transaction, and, accordingly, other costs will not be incurred to offset this reduction. The Company believes that this supplemental pro forma adjustment is necessary to provide investors with information with which to realistically assess the impact of the Alberta acquisition.

(4) Reflects the estimated costs of assessment, cleanup and remediation in connection with properties acquired in the Alberta transaction, which amount has been charged by Alberta to its operations in the nine-month period ended September 30, 1995.

(5) Converted to U.S. dollars at the rate of 1.34:1.00, based on the daily rate as of September 29, 1995, as reported in The Wall Street Journal.

(6) Includes the effect of the reclassification of 100,000 common shares of the Company held by Alberta to treasury stock and the consolidation of a joint venture of the Company and Alberta previously accounted for under the equity method in the separate financial statements of the Company and Alberta.

(7) Reflects the consolidation of a joint venture of the Company and Alberta previously accounted for under the equity method in the separate financial statements of the Company and Alberta.

(8) Includes the effect of the reclassification of 100,000 common shares of the Company held by Alberta to treasury stock and the effect of the exchange of
    16.45 million common shares of the Company for all of the outstanding shares of Alberta.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITIONS AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Company recorded net income of $36.1 million for the third quarter ended October 1, 1995, while $29.8 million was reported for the third quarter ended October 2, 1994. Net income for the year-to-date period was $92.0 million for 1995 compared with $75.6 million for 1994.

  Retail Sales

     Domestic retail sales increased 5.3% for the third quarter of 1995 compared with the third quarter of 1994. This was primarily a result of a 2.9% increase in average restaurants open, and a 2.2% increase in average domestic net sales. Year-to-date domestic retail sales increased $41.0 million in 1995 compared with 1994 reflecting an additional 34 average restaurants open and a 1.7% increase in average domestic company-operated net sales. Average selling prices increased 0.1% during the current year.

     The improvement in average domestic net sales was a result of the value menu strategy, such as Combo Meals, Kids' Meals and Super Value Menu, solid restaurant operations, and effective marketing campaigns. However, intense competition within the quick-service restaurant industry continues to affect retail sales.

     Average net sales per domestic Wendy's restaurant for the quarters and year-to-date periods ended October 2, 1994, and October 1, 1995, were as follows:

                             THIRD QUARTER                   %                YEAR-TO-DATE
                   ---------------------------------      INCREASE      -------------------------        %
                        1994               1995          (DECREASE)        1994           1995        INCREASE
                   --------------     --------------     ----------     ----------     ----------     --------
Company........       $254,450           $260,000             2.2        $ 752,950      $ 766,000        1.7
Franchise......        253,200            250,950            (0.9)         737,550        739,600        0.3
Total
  Domestic.....        253,600            253,550              --          742,150        747,250        0.7

     The number of systemwide Wendy's restaurants open as of October 2, 1994 and October 1, 1995 was as follows:

                                  1994        1995
                                 ------      ------
Company.......................    1,246       1,290
Franchise.....................    3,076       3,297
                                 ------      ------
Total Wendy's.................    4,322       4,587
                                  =====       =====

  Cost of Sales and Restaurant Operating Costs

     The Company restaurant operating profit margin decreased in the third quarter 1995 to 15.8% versus 16.2% for 1994. The restaurant operating margin was 15.2% for the year-to-date 1995 and 15.4% for 1994. Cost of sales reflected increases in restaurant labor due to inflation in the restaurant labor wage rate throughout 1995. Likewise paper costs increased reflecting higher prices of the paper products used in the restaurants. Food costs were somewhat favorable with lower beef and chicken prices throughout the current year offset by higher lettuce prices in the quarter and additionally by higher tomato prices in the year-to-date period. Restaurant operating costs, as a percent of retail sales, reflect lower insurance costs in the third quarter and lower local advertising in the year-to-date period.

  Royalties

     Royalties before reserve provisions increased $1.9 million in the third quarter 1995 compared with 1994. This was primarily a result of an increase of 176 average domestic restaurants open, while franchise domestic average net sales declined 0.9%. Royalties before reserve provisions increased $6.4 million for the year-to-date period of 1995 with franchise domestic average net sales up 0.3% and 180 more average domestic restaurants open.

     Reserves were reduced by $500,000 in the third quarter of 1995. Royalty reserves of $1.9 million have been provided for the 1995 year-to-date period. This compares to royalty reserves of $918,000 for the third quarter and $2.9 million for the year-to-date 1994.

  Other Revenues

     Other revenues increased $5.8 million over the third quarter of 1994. This reflected pretax gains related to franchising restaurants of $5.6 million in the third quarter 1995 versus $3.7 million in 1994 and gains from the sale of various properties leased to franchisees of $3 million in 1995 and $400,000 in 1994. For the year-to-date periods other revenues increased $9.5 million reflecting increased gains on franchising restaurants of $5.7 million and increased gains of $2.1 million on dispositions of leased properties.

  General and Administrative Expenses

     General and administrative expenses for the third quarter of 1995 were 6.8% of total revenues versus 6.5% in 1994. The year-to-date 1995 general and administrative expenses were 7.6% versus 7.1% in 1994. There was a $2.9 million increase for the quarter comparison and a $10.9 million increase for the year-to-date comparison which reflects increases in salaries and benefits of $2.4 million for the quarter and $5.8 million for the year-to-date periods. This was a result of annual employee merit and performance pay increases and minimal increases in staffing of overhead personnel throughout 1994 and the year-to-date 1995 to support new domestic and international restaurant development planned for 1995 and beyond. The year-to-date increase also reflected higher marketing research expenditures and increased spending to support international development.

  Income Taxes

     During the third quarter of 1995, the rates at which deferred state and local income taxes are being provided were reduced to reflect the current estimate of the rate and jurisdictions in which the future liabilities are expected to be settled. Year-to-date income taxes reflect the recognition in the second quarter of 1995 of the benefit of a reduction in the valuation allowance related to excess capital allowances and net operating loss carryovers of a Canadian subsidiary of $6.6 million. A partnership agreement was executed between Wendy's and Tim Hortons establishing "TIMWEN Partnership" for purposes of accelerating the development of combination units of Wendy's and Tim Hortons in Canada. The reduction in the valuation allowance reflects the recognition of all remaining tax benefits pursuant to the success of the Canadian reorganization and the profitability of Canadian operations.

FINANCIAL CONDITION

     The company's financial condition remains solid at the end of the third quarter of 1995. The debt to equity and debt to total capitalization ratios were 18% and 15%, respectively, at October 1, 1995. These compare to a debt to equity ratio and debt to total capitalization ratio of 21% and 18%, respectively, at January 1, 1995. Year-to-date capital expenditures amounted to $120.9 million for 1995 compared to $97.9 million for 1994 representing an increase in new restaurant development.

OUTLOOK

     The Company continues to employ its strategies as outlined in the Company's 1994 Annual Report. As was expected, competition in the quick-service restaurant industry has been intense and will remain so in the foreseeable future. Pressure on retail sales has continued throughout 1995. Emphasis continues to be on solid restaurant operations, new products, effective marketing, new restaurant development, and the overall financial health of the entire system. The Company anticipates that as many as 400 new restaurants will be opened or under construction systemwide (both Company and franchise) during 1995. Through October 1, 1995, the Company and its franchisees opened 223 new restaurants with another 89 under construction.

     On October 31, 1995, the Company entered into a Share Purchase Agreement with 632687 Alberta and Ronald V. Joyce pursuant to which the Company agreed to acquire from Mr. Joyce all of the outstanding shares of Alberta for 16.45 million shares of a Canadian subsidiary of the Company, which shares are exchangeable for 16.45 million common shares of the Company and which will represent approximately 13.7% of the Company's outstanding common shares upon consummation of the transaction. Alberta is the parent company of the Tim Hortons restaurant chain. In connection with the transaction, the Company will assume approximately $125 million of indebtedness of Alberta and its subsidiaries and has agreed to repay up to Cdn.$125 million of that indebtedness at or shortly after the consummation of the transaction. The Company also has agreed to use its best efforts to elect Mr. Joyce to the Company's Board of Directors. The completion of the transaction is subject to confirmation that the transaction will be treated as a "pooling of interests" and to the satisfaction of various other conditions. The transaction is expected to be completed in late 1995.

     The Company believes that cash flow from combined operations, cash and investments on hand, possible asset sales, cash available through existing credit agreements and cash proceeds from the issuance of the Notes and the Debentures offered hereby should adequately provide for ongoing projected cash requirements and for the retirement of the indebtedness to be retired in connection with the Alberta transaction. See "Acquisition of Alberta" and "Use of Proceeds."

     Financial Accounting Standard Number 121 ("SFAS 121") -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued and is effective for fiscal years beginning after December 15, 1995. The adoption of SFAS 121 will not have a significant impact on the results of operations or financial condition of the company.

     Financial Accounting Standard Number 123 ("SFAS 123") -- "Accounting for Stock-based Compensation" was issued and is effective for fiscal years beginning after December 29, 1996. The adoption of SFAS 123 will not have an impact on the results of operations or financial condition of the company.

                                    BUSINESS

     Wendy's is the third largest quick-service restaurant chain in the world that features hamburgers. As of October 1, 1995, there were 4,587 Wendy's Old Fashioned Hamburgers restaurants, of which 4,138 were located in the United States and 449 were located in 33 other countries. Of these 4,587 restaurants, 3,297 were franchised, and the remainder were operated by the Company. Each Wendy's restaurant offers a relatively standard menu featuring hamburgers and filet of chicken breast sandwiches, which are prepared to order with the customer's choice of condiments. Wendy's menu also includes a salad bar, chili, baked and french fried potatoes, prepared salads, desserts, soft drinks and other non-alcoholic beverages, and a child's meal which features either a small hamburger or chicken nuggets, french fries and a small drink. In addition Wendy's restaurants sell a variety of promotional products on a limited basis. A breakfast menu is available at certain Wendy's restaurants during the morning hours.

     Over the past seven years, Wendy's has adhered to a business strategy which includes: (1) focusing on high quality and perceived value and (2) aggressive but responsible system growth. The Company believes that the consistent application of its strategies has enabled Wendy's favorably to distinguish itself among its competitors and to provide strong operating performance. In fact, according to a major industry publication, Wendy's was named America's best-loved hamburger chain in 1994, for the sixteenth year. Over the past five years, Wendy's has responsibly grown its systemwide sales from $3.1 billion in 1990 to $4.2 billion in 1994, a 38% increase, while improving average comparable net sales per domestic restaurant from $811,000 to $988,000, a 22% increase. During the same period, the Company restaurant operating margin increased from 12.5% to 15.4%, and pretax profit margin increased from 6.0% to 10.7%. For the first nine months of 1995, systemwide sales increased to $3.4 billion from $3.1 billion during the comparable period of 1994, and net sales per domestic restaurant increased to $747,000 from $742,000. Company restaurant operating margins in the first nine months of 1995 were 15.2% compared to 15.4% during the comparable period in 1994, reflecting a difficult competitive environment and inflation in the restaurant labor wage rate throughout 1995. Pretax profit margin increased to 11.8% from 11.3% during this period despite these factors. Wendy's has continued its strategy of pursuing quality and perceived value and has not aggressively participated in price discounting.

FOCUS ON HIGH QUALITY AND PERCEIVED VALUE

  Exceeding Customer Expectations

     The strategy for exceeding customer expectations every time the customer visits a Wendy's restaurant is executed through strong focus on restaurant operations and facilities. The Company strengthens operations through programs such as crew and restaurant management training, management assessment and development, incentive compensation and award programs designed to encourage managers to achieve excellence in restaurant operations. Wendy's performance-driven culture is an important element of this strategy. Field and administrative managers above the level of restaurant manager are bonus-eligible depending on achievement of results. Wendy's also has a unique, broad-based employee stock option plan that grants options annually to substantially all full-time employees. Physical condition of restaurants is addressed through ongoing remodeling. Wendy's has pioneered the "Scoreboard," a digital readout at the drive-through menu board that enables customers to see their orders as they are recorded by the register operator. This innovation has enhanced customer perception of order accuracy.

  Strong Brand Equity

     Wendy's employs a two-pronged marketing strategy that focuses on leveraging on and improving the strength of the brand Wendy's, while simultaneously building the association of value with the Wendy's brand. The first part of the strategy is addressed by offering unique, high-quality sandwiches based on existing hamburger and chicken products. Examples of these products are the Smoky Bacon Cheeseburger and the Spicy Chicken Sandwich. These unique offerings appear on the menu three to five times per year for a limited time during which they are advertised on national television. The second part of the strategy is addressed through the Super Value Menu, Combo Meals and the Kids' Meal. The Super Value Menu is generally a collection of nine products priced at $0.99, although the number, composition and pricing may vary from market to market. Combos are generally a collection of three products, such as a hamburger, french fries and a drink, priced at a discount. The Kids' Meal is also a collection of three products, generally a small hamburger or chicken nuggets, a small order of french fries and a small drink priced at a discount.

     Wendy's Senior Chairman and Founder, Dave Thomas, has been its spokesman in its advertising continuously for six years. The effectiveness of this advertising has allowed Wendy's to achieve very high advertising awareness despite being heavily overspent by two of its competitors.

RESPONSIBLE GROWTH OF THE SYSTEM

     Over the last five years, the Company has focused on strengthening the Company's restaurant system and growing it responsibly. The Company looks to grow both domestically and internationally. The following table outlines historical domestic and international growth from 1991 through the first nine months of 1995:

                       DOMESTIC AND INTERNATIONAL GROWTH

                                                                                      OCT. 1,
                                          1991       1992       1993       1994        1995
                                          -----      -----      -----      -----      -------
        Domestic New Restaurants:
          Company......................      33         71         77         72          52
          Franchised...................      66        105        131        176         125
        International New Restaurants:
          Company......................       1          3          2          4           9
          Franchised...................      47         56         41         46          37

  Domestic Growth

     Between 1991 and October 1, 1995, Wendy's has added a total of 908 new domestic restaurants. The Company believes there is a significant opportunity to construct new Wendy's restaurants in the U.S., as evidenced by the Company's relatively low market penetration. In the U.S. there is one Wendy's restaurant for approximately every 65,000 people. The Company's largest competitor has one restaurant for approximately every 27,000. The majority of new restaurant locations are for "stand-alone" units with drive-through windows. These units cost an average of approximately $1.0 million to develop. In recent years the Company has been increasingly focusing on developing "special sites." These typically are locations where a restaurant is operated in conjunction with another business. Examples are hospitals, university student unions, travel centers and airports. The Company anticipates that it will also encounter opportunities to expand by purchasing sites formerly used for competitive concepts. In addition, restaurant capacity is enhanced where needed by retrofitting front counters to add registers and by adding a second drive-through window. Through October 1, 1995, Wendy's has retrofitted approximately 251 Company-operated restaurants.

     An integral part of the Company's strategy is a program whereby restaurants are regularly purchased from, and sold to, franchisees. This program provides additional flexibility for managing the system and for handling situations such as proven multi-unit operators who would like to join and grow within the Wendy's system if they can acquire a base, and large existing Wendy's franchisees facing estate planning issues. In addition, the sale of restaurants generates gains and cash that can be used to offset write-downs, to pay for remodels or for other purposes. Between 1987 and the third quarter of 1995, 649 restaurants have been sold and 381 have been purchased. These transactions have generated $77.5 million in gains and a net of $93 million in cash.

  International Growth

     Between 1991 and October 1, 1995, Wendy's has added a total of 246 new international restaurants. Wendy's believes it has significant opportunities to develop restaurants outside of the U.S. An integral part of the Company's international strategy is to develop with strong local franchisees or partners. The Company believes there is currently a healthy base of such franchisees and partners in many countries targeted by Wendy's for development. For example, at the end of the third quarter of 1995, there were 197 restaurants in Canada, 49 in Japan and 31 in the Philippines. In addition to pursuing development through existing franchisees and partners, the Company is focusing on countries deemed to have a larger opportunity for Wendy's because of higher per capita income, larger populations and lower political risk. Examples include England, Canada, Japan and Argentina. In Canada, development has been accelerated by forming a joint venture with Tim Hortons to build combination units that have separate kitchens for a Wendy's and a Tim Hortons and a shared dining room. As of December 4, 1995, there were 32 of these combination units open in Canada and one in the U.S. The Tim Hortons transaction presents a number of opportunities, including the development of Tim Hortons restaurants in the U.S. or in other countries, the development of both Wendy's and Tim Hortons through each other's franchisees and sales of Tim Hortons products in Wendy's restaurants. The Company intends to explore these opportunities. See "Acquisition of Alberta".

                      DESCRIPTION OF NOTES AND DEBENTURES

     The following description of the particular terms of the Notes and the Debentures offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

GENERAL

     The Notes and the Debentures will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. The Notes will mature on December 15, 2005, and the Debentures will mature on December 15, 2025. The Notes and the Debentures will bear interest at the respective rates per annum shown on the front cover of this Prospectus Supplement, payable semi-annually on June 15 and December 15 of each year (each an "Interest Payment Date") commencing June 15, 1996, to the Person in whose name the Note or the Debenture, as the case may be (or any predecessor Note or Debenture, as the case may be) is registered at the close of business on the preceding June 1 or December 1, as the case may be. The Notes and the Debentures will not be redeemable by the Company prior to their stated maturity and will not be entitled to the benefit of a sinking fund.

BOOK-ENTRY SYSTEM

     The Notes and the Debentures, respectively, will be issued in the form of global notes (the "Global Notes"). The Global Notes will be deposited with, or on behalf of DTC (the "Depository"), and registered in the name of the Depository or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes or Debentures, as the case may be, in definitive form, no Global Note may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such Nominee to a successor of such Depository or a nominee of such successor.

     The Depository has advised the Company as follows: The Depository is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depository are on file with the Securities and Exchange Commission.

     A further description of the Depository's procedures with respect to Global Notes is set forth in the Prospectus under "Description of Debt
Securities -- Global Securities".

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes and the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds, so long as DTC continues its Same-Day Funds Settlement System available to the Company.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes and the Debentures will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Notes and the Debentures will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes or the Debentures.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to Goldman, Sachs & Co. ("Goldman Sachs"), and Goldman Sachs has agreed to purchase, the entire principal amount of the Notes and the Debentures.

     Under the terms and conditions of the Underwriting Agreement, Goldman Sachs is committed to take and pay for all of the Notes and the Debentures, if any are taken.

     Goldman Sachs proposes to offer the Notes and the Debentures in part directly to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession of 0.40% and 0.50% of the principal amount of the Notes and the Debentures, respectively. Goldman Sachs may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes and the Debentures to certain brokers and dealers. After the Notes and the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by Goldman Sachs.

     The Notes and the Debentures are a new issue of securities with no established trading market. The Company has been advised by Goldman Sachs that Goldman Sachs intends to make a market in the Notes and the Debentures but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes and the Debentures.

     The Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

                    VALIDITY OF THE NOTES AND THE DEBENTURES

     The validity of the Notes and the Debentures offered hereby will be passed upon for the Company by Vorys, Sater, Seymour and Pease ("Vorys Sater"), Columbus, Ohio, and for Goldman Sachs by Sullivan & Cromwell, New York, New York. Frederick R. Reed, a director of the Company, is a partner in Vorys Sater. As of November 30, 1995, members of Vorys Sater and attorneys employed thereby, together with members of their immediate families, beneficially owned an aggregate of approximately 57,500 shares of Common Stock of the Company.

                                    EXPERTS

     The consolidated balance sheets of the Company as of January 1, 1995 and January 2, 1994 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended January 1, 1995, January 2, 1994 and January 3, 1993 incorporated in this Prospectus Supplement by reference have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheet of Alberta as of December 31, 1994 and the consolidated statements of income and retained earnings and statement of changes in financial position for the year ended December 31, 1994 incorporated in this Prospectus Supplement by reference have been incorporated herein in reliance on the report of Price Waterhouse, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    [LOGO]


                                  $200,000,000
                          WENDY'S INTERNATIONAL, INC.

                                DEBT SECURITIES

                               ------------------

     Wendy's International, Inc. may from time to time offer its unsecured debt securities consisting of debentures, notes and/or other evidences of indebtedness in one or more series in an aggregate principal amount not to exceed $200,000,000 (or the equivalent in foreign denominated currency or units based on or related to currencies). The Debt Securities may be offered as a separate series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth, with regard to the series of Debt Securities in respect of which this Prospectus is being delivered, the title and the terms of the Debt Securities, including, where applicable, the specific designation, rank, aggregate principal amount, authorized denominations (which may be in United States dollars, in any foreign currency or in units based on or relating to currencies), maturity, rate (which may be fixed, floating or adjustable), if any, and time or times of payment of any interest, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any index, formula or other method used to determine the amount of principal, premium, if any, or interest, the initial public offering price, the proceeds to the Company and any other specific terms in connection with the offering and sale of such series of Debt Securities.

     The Company may sell Debt Securities to or through underwriters and may also sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co., or may be a group of underwriters represented by firms including Goldman, Sachs & Co. Goldman, Sachs & Co. may also act as an agent. See "Plan of Distribution". The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the commissions or discounts, if any, to be received by such underwriters or agents.

                              ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------

                             GOLDMAN, SACHS & CO.

                              ------------------

                The date of this Prospectus is January 6, 1995.

                             AVAILABLE INFORMATION

     Wendy's International, Inc. ("Wendy's" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein are qualified in their entirety by reference to the Registration Statement and such exhibits.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1994; the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 3, 1994, July 3, 1994 and October 2, 1994, respectively; and all other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-8116) subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities are incorporated herein by reference. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Wendy's International, Inc., P.O. Box 256, 4288 West Dublin-Granville Road, Dublin, Ohio 43017, Attention: John F. Brownley, Senior Vice President and Treasurer, telephone number (614) 764-3251.

                                  THE COMPANY

     Wendy's is primarily engaged in the business of operating, developing and franchising a system of distinctive quick-service restaurants under the name Wendy's Old Fashioned Hamburgers. The Company is one of the largest food service organizations in the world. Each Wendy's restaurant offers a relatively standard menu featuring hamburgers and filet of chicken breast sandwiches, which are prepared to order with the customer's choice of condiments. Wendy's menu includes a salad bar, chili, baked and french fried potatoes, prepared salads, desserts, soft drinks and other non-alcoholic beverages, and a child's meal which features either a small hamburger or chicken nuggets, french fries and a small drink. In addition the Wendy's restaurants sell a variety of promotional products on a limited basis. A breakfast menu is available at certain Wendy's restaurants during the morning hours. At October 2, 1994, there were 4,322 Wendy's restaurants in operation in 50 states and 33 other countries and territories of which 1,246 were operated by the Company and 3,076 were operated by franchisees.

     The Company was incorporated in 1969 under the laws of the State of Ohio. The principal offices of the Company are located at 4288 West Dublin-Granville Road, Dublin, Ohio 43017, and its telephone number is (614) 764-3100.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Offered Debt Securities (as defined below) will be used as set forth in a Prospectus Supplement relating to such Offered Debt Securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                             FISCAL YEAR ENDED                                       NINE MONTHS ENDED
----------------------------------------------------------------------------     -------------------------
DECEMBER 31,     DECEMBER 30,     DECEMBER 29,     JANUARY 3,     JANUARY 2,     OCTOBER 3,     OCTOBER 2,
    1989             1990             1991            1993           1994           1993           1994
------------     ------------     ------------     ----------     ----------     ----------     ----------
    2.13x            2.85x            3.19x           3.82x          4.26x          4.60x          5.80x

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings includes income before income taxes and fixed charges excluding capitalized interest. Fixed charges includes interest expense, capitalized interest and one-third of rent expense, representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture to be dated as of December 14, 1995 (the "Indenture") between the Company and The Huntington National Bank, as trustee (the "Trustee"). A copy of the form of such Indenture has been filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indenture are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the Indenture. Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Indenture.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated debt of the Company.

     The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. Reference is made to the Prospectus Supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") which shall set forth the following terms, as applicable, of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities (or one or more Predecessor Securities) are registered on any Regular Record Date; (5) the date or dates on which the principal of the Offered Debt Securities will be payable; (6) the rate or rates per annum (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date or dates from which such interest will accrue and the dates on which such interest, if any, will be payable and the Regular Record Dates for such interest payment dates; (7) the place or places where principal of (and premium, if any) and interest, if any, on Offered Debt Securities will be payable; (8) if applicable, the price at which, the periods within which and the terms and conditions upon which the Offered Debt Securities may be redeemed at the option of the Company, pursuant to a sinking fund or otherwise; (9) if applicable, any obligation of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (11) the currency or currencies, including composite currencies or currency units, in which payment of the principal of (or premium, if any) or interest, if any, on any of the Offered Debt Securities will be payable if other than the currency of the United States of America; (12) if the amount of payments of principal of (or premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to one or more indices, the manner in which such amounts will be determined; (13) if the principal of (or premium, if any) or interest, if any, on any of the Offered Debt Securities of the series is to be payable, at the election of the Company or a Holder thereof, in one or more currencies, including composite currencies, or currency units other than that or those in which the Securities are stated to be payable, the currency, currencies, including composite currencies, or currency units in which payment of the principal of (or premium, if any) or interest, if any, on Securities of such series as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) the portion of the principal amount of the Offered Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof; (15) whether all or any part of the Offered Debt Securities will be issued in the form of a permanent Global Security or Securities, as described under "Permanent Global Securities", and, if so, the depositary for, and other terms relating to, such permanent Global Security or Securities; (16) any event or events of default applicable with respect to the Offered Debt Securities in addition to those provided in the Indenture; (17) any other covenant or warranty included for the benefit of the Offered Debt Securities in addition to (and not inconsistent with) those included in the Indenture for the benefit of Debt Securities of all series, or any other covenant or warranty included for the benefit of the Offered Debt Securities in lieu of any covenant or warranty included in the Indenture for the benefit of Offered Debt Securities, or any combination of such covenants, warranties or provisions; (18) any restriction or condition on the transferability of the Offered Debt Securities; (19) if applicable, that such Offered Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "Defeasance and Covenant Defeasance"; (20) any authenticating or paying agents, registrars, conversion agents or any other agents with respect to the Offered Debt Securities; and (21) any other specific terms or provisions of the Offered Debt Securities not inconsistent with the Indenture. (Section 301)

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities are to be issued as registered securities without coupons in denominations of $1,000 or any integral multiple of $1,000. (Section
302). No service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus

Supplement relating thereto. "Original Issue Discount Debt Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof upon the occurrence and continuance of an Event of Default. (Section 101)

     If the Debt Securities are denominated in whole or in part in any currency other than United States dollars, if the principal of (and premium, if any) or interest, if any, on the Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies other than that in which such Debt Securities are to be payable, or if any index is used to determined the amount of payments of principal of, premium, if any, or interest on any series of the Debt Securities, special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

     The Indenture does not contain any provisions that would provide protection to Holders of the Debt Securities against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring or from other highly leveraged transactions.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in Columbus, Ohio will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series.

     Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each place of payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

COVENANTS

  Limitation on Liens

     The Indenture provides that the Company may not, and may not permit any Domestic Subsidiary to, create or suffer to exist any Lien to secure any Indebtedness of the Company or any Subsidiary upon any Principal Property, or upon any shares of capital stock or evidences of Indebtedness issued by any Domestic Subsidiary and owned by the Company or any Domestic Subsidiary (whether such Principal Property, shares or evidences of indebtedness were owned as of the date of the Indenture or thereafter acquired), without making, or causing such Domestic Subsidiary to make, effective provision to secure all of the Debt Securities issued under the Indenture and then Outstanding by such Lien, equally and ratably with any and all other Indebtedness thereby secured, so long as such Indebtedness is so secured, unless, after giving effect thereto, the sum of (A) the principal amount of Indebtedness secured by all Liens incurred after the date of the Indenture and otherwise prohibited by the Indenture and (B) the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of Consolidated Capitalization. The foregoing restrictions shall not apply to Indebtedness secured by Liens existing on the date of the Indenture or to: (i) Liens on any property existing at the time of the acquisition thereof; (ii) Liens on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Domestic Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company or a Domestic Subsidiary, provided that such Lien as a result of such merger, consolidation, sale, lease or other disposition is not extended to property owned by the Company or such Domestic Subsidiary immediately prior thereto;
(iii) Liens on property of a corporation existing at the time such corporation becomes a Domestic Subsidiary; (iv) Liens securing Indebtedness of a Domestic Subsidiary to the Company or to another Domestic Subsidiary; (v) Liens to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure Indebtedness incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 24 months after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property or of such property as so constructed, developed or improved; (vi) Liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise, provided that the Company must have disposed of such property within 180 days after the creation of such Liens and that any Indebtedness secured by such Liens shall be without recourse to the Company or any Subsidiary; (vii) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; (viii) Liens to secure Indebtedness of joint ventures in which the Company or a Domestic Subsidiary has an interest, to the extent such Liens are on property or assets of, or equity interests in, such joint ventures; (ix) Liens to secure Indebtedness in connection with financing by the Company or a Domestic Subsidiary of the acquisition, development or construction of one or more restaurants by or for one or more franchisees of the Company or of a Domestic Subsidiary; and (x) any extension, renewal, replacement or refunding of any Lien existing on the date of the Indenture or referred to in clauses (i) to (iii), (v) and (ix), provided that the principal amount of Indebtedness secured thereby and not otherwise authorized by clauses (i) to
(iii), (v) or (ix) shall not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding. (Section 1008)

  Limitation on Sale and Leaseback Transactions

     The Indenture provides that the Company may not, and may not permit any Domestic Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property, unless, either (i) the Company or such Domestic Subsidiary would otherwise be entitled to issue, assume or guarantee Indebtedness secured by a Lien on such Principal Property without equally and ratably securing the outstanding Debt Securities under the Indenture; (ii) the Company or such Domestic Subsidiary applies, within 180 days after the effective date of such Sale and Leaseback Transaction, an amount equal to the Net Available Proceeds therefrom to (A) the acquisition of one or more Principal Properties or (B) to the retirement of the Debt Securities or the repayment of other Indebtedness of the Company or a Domestic Subsidiary (other than such Indebtedness owned by the Company or a Domestic Subsidiary) which, in the case of such Indebtedness of the Company, is not subordinate and junior in right of payment to the prior payment of the Debt Securities; or (iii) after giving effect thereto, the sum of (A) the principal amount of Indebtedness secured by all Liens incurred after the date of the Indenture and otherwise prohibited by the Indenture and (B) the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the Indenture and otherwise prohibited by the Indenture does not exceed

10% of Consolidated Capitalization. The foregoing restrictions will not apply to
(w) a Sale and Leaseback Transaction providing for a lease for a term, including any renewal thereof, of not more than three years, by the end of which term it is intended that the use of such Principal Property by the lessee will be discontinued; (x) a Sale and Leaseback Transaction between the Company and a Domestic Subsidiary or between Domestic Subsidiaries; (y) a Sale and Leaseback Transaction between the Company or a Domestic Subsidiary and a joint venture in which the Company or a Domestic Subsidiary has an interest; or (z) a Sale and Leaseback Transaction between the Company or a Domestic Subsidiary and any other Person primarily for the purpose of financing the acquisition, development or construction of one or more restaurants by one or more franchisees of the Company or of a Domestic Subsidiary. (Section 1009)

RESTRICTIONS ON MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other Person or sell, lease or otherwise transfer its property and assets as, or substantially as, an entirety to any Person, and the Company may not permit any Person to merge into or consolidate with the Company unless (i) either (A) the Company will be the resulting or surviving entity or (B) any successor or purchaser is a corporation, partnership, limited liability company or trust organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture;
(ii) immediately after giving effect to the transaction no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing; (iii) if, as a result of any such transaction, property or assets of the Company or any Domestic Subsidiary would become subject to a Lien which would not be permitted by the limitation on Liens contained in the Indenture, the Company or, if applicable, the successor to the Company, as the case may be, shall take such steps as shall be necessary effectively to secure the Debt Securities issued under the Indenture equally and ratably with Indebtedness secured by such Lien; and (iv) certain other conditions are met. (Section 801). Upon any consolidation or merger into any other Person or any conveyance, transfer or lease of the Company's assets substantially as an entirety to any Person, the successor Person shall succeed to, and be substituted for, the Company under the Indenture, and the Company, except in the case of a lease, shall be relieved of all obligations and covenants under the Indenture and the Debt Securities to the extent it was the predecessor Person. (Section 802)

EVENTS OF DEFAULT AND NOTICE THEREOF

     Unless otherwise specified in the Prospectus Supplement relating to a particular series of Debt Securities, the following events are defined in the Indenture as "Events of Default" with respect to Debt Securities of any series:
(a) failure to pay principal (including any sinking fund payment) of (or premium, if any, on) any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to perform any other covenant or agreement of the Company under the Indenture (other than a covenant the performance of which is dealt with specifically elsewhere in the Indenture or which has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (d) failure to pay when due (after applicable grace periods as provided in the Indenture) the principal of, or acceleration of, any indebtedness for money borrowed by the Company having an aggregate principal amount outstanding equal to at least $25 million, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, Insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     Except as defined in the Prospectus Supplement relating thereto and except as specified in clauses (d) and (e) of the preceding paragraph, no Event of Default with respect to Debt Securities of a particular series shall necessarily constitute an Event of Default with respect to Debt Securities of any other series. (Section 501) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series shall have the right, subject to such provisions for indemnification of the

Trustee, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any trust or power conferred on the Trustee with respect to Debt Securities of that series. (Section 512)

     If an Event of Default (other than an Event of Default specified in clause
(e) of the second preceding paragraph) with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately; PROVIDED, HOWEVER, that under certain circumstances the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may rescind or annul such declaration and its consequences. (Section 502). If an Event of Default specified in clause (e) of the next preceding paragraph occurs, the outstanding Debt Securities automatically will become immediately payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502). For information as to waiver of defaults, see "Modification and Waiver" herein.

     Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to the principal amount of such Original Issue Discount Securities due on acceleration upon the occurrence of an Event of Default and the continuation thereof.

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the same series shall have made written request, and offered reasonable indemnity to the Trustee, to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of any Debt Security for enforcement of payment of the principal of (or premium, if any) or interest, if any, on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     Subject to the provisions of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Debt Securities unless they shall have offered to the Trustee security or indemnity in form and substance reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request. (Section 603)

     The Company will be required to furnish to the Trustee annually a statement by certain officers of the Company as to whether the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of not less than a majority of principal amount of each series of the Outstanding Debt Securities of each series affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Outstanding Debt Security affected thereby: (a) change the Stated Maturity of the principal of (or premium, if any) or any installment of principal or interest, if any, on any such Debt Security; (b) reduce the principal amount of (or premium, if any) or the interest rate, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (c) adversely affect any right of repayment at the option of the Holder of any such Debt Security; (d) reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation; (e) change the place or currency of payment of principal of (or premium, if any) or the interest, if any, on any such Debt Security; (f) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security on or after the Stated Maturity (or, in the case of redemption, on or after the Redemption Date); (g) reduce the percentage of the principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is necessary to modify or amend the Indenture; or (h) modify the foregoing requirements or reduce the percentage of Outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The holders of at least a majority of the aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indenture and waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 1010 and 513)

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities of any series have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Debt Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date; (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and (iii) the principal amount of a Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for which payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101). For purposes of the Indenture, the Debt Securities of any series "Outstanding" thereunder are deemed to exclude those held by Persons that control, are controlled by or are under common control with the Company; PROVIDED that any Person who does not own, directly or indirectly, more than 5% of the outstanding voting securities of the Company will not be deemed to control the Company. (Section 101)

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture (which will be indicated in the Prospectus Supplement applicable thereto), that the Company may elect either (A) to defease and be discharged from any and all obligations with respect to such Debt Securities then outstanding (except for the obligations to exchange or register the transfer of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, and to hold monies for payments in trust)("defeasance"), or (B) to be released from its obligations with respect to such Debt Securities concerning the restrictions described under "Restriction on Merger and Sale of Assets" (Section 801) and any other covenants applicable to such Debt Securities which are subject to covenant defeasance ("covenant defeasance"), and the occurrence of an event described and notice thereof in clauses (c) and (d) under "Events of Default and Notice Thereof" (with respect to covenants determined, pursuant to Section 301 of the Indenture, to be subject to covenant defeasance) shall no longer be an Event of Default, in each case, upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or U.S. Government Obligations (as defined in the Indenture) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may only be established if, among other things, (i) the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, (ii) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit and (iii) certain other customary conditions precedent are satisfied. In the case of defeasance under clause (A) above, the opinion of counsel referred to in clause (i) above must refer to and be based on a ruling of the Internal Revenue Service issued to the Company or published as a revenue ruling or on a change in applicable Federal income tax law, in each case after the date of the Indenture. (Article Thirteen)

     The Company may exercise the defeasance option with respect to such Debt Securities notwithstanding its prior exercise of the covenant defeasance option. If the Company exercises the defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises the covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under clause (B) above. In the event the Company omits to comply with the remaining obligations with respect to such Debt Securities under the Indenture after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default, because the required deposit in the defeasance trust is based upon scheduled cash flows, rather than market values, which will vary depending on prevailing interest rates and other factors. However, the Company will remain liable in respect of such payments. (Article Thirteen)

     The Prospectus Supplement may further describe the provisions, if any, applicable to defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture with respect to any particular series of Debt Securities for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     "Attributable Value" in respect of any Sale and Leaseback Transaction means, as of the time of determination, the lesser of (i) the sale price of the Principal Property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction and the denominator of which is the base term of such lease, and (ii) the total obligation (discounted to present value at the highest rate of interest specified by the terms of any series of Debt Securities then Outstanding compounded semi-annually) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction.

     "Consolidated Capitalization" of the Company means consolidated total assets less consolidated current liabilities, all as shown on a consolidated balance sheet of the Company and all Subsidiaries (whether or not consolidated for accounting purposes).

     "Domestic Subsidiary" means any Subsidiary which owns a Principal Property.

     "Indebtedness" of any Person means (without duplication), with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person and (iv) every obligation of the type referred to in clauses (i) through (iii) of another Person the payment of which such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise (but only, in the case of clause (iv), to the extent such Person has guaranteed or is responsible or liable for such obligations).

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Available Proceeds" from any Sale Transaction by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Indebtedness or obligations relating to the properties or assets that are the subject of such Sale Transaction or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Sale Transaction; (ii) all payments made by such Person or its Subsidiaries on any Indebtedness which is secured in whole or in part by any such properties and assets in accordance with the terms of any Lien upon or with respect to any such properties and assets or which must, by the terms of such Lien, or in order to obtain a necessary consent to such Sale Transaction or by applicable law, be repaid out of the proceeds from such Sale Transaction; and
(iii) all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such Sale Transaction; provided, however, that for purposes of clause (ii) of "Limitations on Sale and Leaseback Transactions", the amount of Net Available Proceeds to be applied to any acquisition of Principal Properties or retirement of Debt Securities or other Indebtedness shall be reduced by an amount equal to the sum of (A) an amount equal to the redemption price with respect to such Debt Securities delivered within 180 days after the effective date of such Sale and Leaseback Transaction to the Trustee for retirement and cancellation and (B) the principal amount, plus any premium or fee paid in connection with a redemption in accordance with the terms, of such other Indebtedness voluntarily retired by the Company within such 180-day period, excluding in each case retirements pursuant to mandatory sinking fund or prepayment provisions and payments at maturity.

     "Principal Property" means all restaurant or related equipment and all real property, in each case which is owned by the Company or a Subsidiary and which constitutes all or part of any restaurant located within one of the 50 states of the United States or the District of Columbia.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any Principal Property that, more than 12 months after (i) the completion of the acquisition, construction, development or improvement of such Principal Property or (ii) the placing in operation of such Principal Property or of such Principal Property as so constructed, developed or improved, has been or is being sold, conveyed, transferred or otherwise disposed of by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender on the security of such Principal Property. The term of such arrangement, as of any date (the "measurement date"), shall end on the date of the last payment of rent or any other amount due under such arrangement on or prior to the first date after the measurement date on which such arrangement may be terminated by the lessee, at its sole option, without payment of a penalty. "Sale Transaction" means any such sale, conveyance, transfer or other disposition.

     "Subsidiary" of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

PERMANENT GLOBAL SECURITIES

     The Debt Securities of a series may be issued in the form of one or more permanent Global Securities that will be deposited with a Depositary or its nominee. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. The Prospectus Supplement relating to such series of Debt Securities will describe the circumstances, if any, under which beneficial owners of interests in any such permanent Global Security may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a permanent Global Security may not be registered for transfer or exchange except in the circumstances described in the applicable Prospectus Supplement. (Sections 204 and 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a permanent Global Security and a description of the Depositary will be contained in the applicable Prospectus Supplement.

THE TRUSTEE

     The Trustee may be deemed to have a conflicting interest and may be required to resign as Trustee if at the time of a default under the Indenture it is a creditor of the Company.

     The Trustee under the Indenture is also Trustee of the 7% Convertible Subordinated Debentures Due 2006 (the "Convertible Debentures") issued pursuant to an Indenture dated as of April 1, 1991, between the Company and The Huntington National Bank, as trustee. Pursuant to the Trust Indenture Act, should a default occur with respect to either the Debt Securities or the Convertible Debentures, the Trustee would be required to resign as Trustee with respect to the Debt Securities or the Convertible Debentures under the Indenture within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

GOVERNING LAW

     The Indenture and the Debt Securities are governed by and shall be construed in accordance with the laws of the State of New York. (Section 112)

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co., or a group of underwriters represented by firms including Goldman, Sachs & Co. Goldman, Sachs & Co. may also act as agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

                        VALIDITY OF THE DEBT SECURITIES

     The validity of the Debt Securities will be passed upon for the Company by Vorys, Sater, Seymour and Pease, Columbus, Ohio and for any underwriters or agents by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company as of January 2, 1994 and January 3, 1993 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended January 2, 1994, January 3, 1993 and December 29, 1991 incorporated in this Prospectus by reference have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that Firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THE PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       -----
The Company...........................   S-2
Acquisition of Alberta................   S-2
Use of Proceeds.......................   S-3
Capitalization........................   S-4
Selected Consolidated Financial
  Information.........................   S-5
Selected Pro Forma Consolidated
  Financial Information...............   S-6
Management's Discussion and Analysis
  of Financial Conditions and Results
  of Operations.......................   S-8
Business..............................  S-10
Description of Notes and Debentures...  S-13
Underwriting..........................  S-14
Validity of the Notes and the
  Debentures..........................  S-14
Experts...............................  S-14
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     2
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     3
Description of Debt Securities........     3
Plan of Distribution..................    12
Validity of the Debt Securities.......    13
Experts...............................    13

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                                  $200,000,000

                                    WENDY'S
                              INTERNATIONAL, INC.

                                  $100,000,000

                                6.35% NOTES DUE
                               DECEMBER 15, 2005

                                  $100,000,000

                              7.00% DEBENTURES DUE
                               DECEMBER 15, 2025

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                                      LOGO
                               ------------------

                              GOLDMAN, SACHS & CO.
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